Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04045443

29 September 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Early Oil Development Planned for Oyong

Cue is pleased to announce that as a result of the increase in Oyong field recoverable oil and the current high crude oil prices the joint venture is modifying the approved Oyong development plan to bring forward first oil production to third quarter 2005.

The planned new development will consist of a simple well head structure formed by triangular braced surface well conductors which will extend above the sea surface. Development wells will be drilled through and between the conductors. Up to seven development wells can be drilled through each structure.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java.

First gas is expected around 2006. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Approval of Indonesian authorities will be required to revise the field plan of development and the environmental management plan.

The revised plan of development requires reduced capital expenditure with Cue's 15% share being reduced from US$19 million to US$14.5 million.

In addition, recent analysis of the Mundu Formation reservoir rock properties and consequent revised dynamic reservoir simulation modelling, have indicated that the peak oil production rate could reach 20,000 barrels of oil per day for a six well oil development and should average 9,000 barrels of oil per day for the first two years of production.

These changes are anticipated to have a very positive financial impact on Cue. Not only will Cue's share of capital costs be reduced, but Cue should now receive significant net revenue from oil production in the second half of 2005, subject to the receipt of necessary government approvals. In the first four years of production Cue expects to receive in total at least US$27 million net income before loan repayments with a peak year net income of approximately US$11 million.

The requirement for securitization of gas sale payments should also be reduced as the increased oil revenue due to higher proven reserves and increased oil prices are expected to substantially cover the cost of development.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 September 2004

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Oyong Oil Reserves Increase

Cue is pleased to announce that as a result of a reserves audit by DeGolyer and McNaughton, an international expert company, there has been a significant increase to technically proven oil reserves and an increase to technically proven plus probable oil reserves, above those volumes previously assessed.

The reserves (recoverable volumes) are characterized as technical reserves pending final joint venture approval of full development. The DeGolyer and McNaughton reserves are:

	Proven (1P)	Proven + Probable (2P)	Proven + Probable + Possible (3P)
Oil			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas)			
Gas in place	143	169	183
Recoverable	107	135	147

As a result of the increase in oil reserves and the current high oil prices, the joint venture is considering ways to maximize early oil production from the field.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 September 2004

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Plan of Development Approved

Cue is pleased to announce that the Oyong plan of development has been approved by the Indonesian authorities.

The Oyong oil and gas field is located in 45 metres of water in the Sampang Production Sharing Contract area offshore East Java, Indonesia some 45 kilometres east of the city of Surabaya.

The environmental management plan for the field has already been approved and approval of the plan of development was the last regulatory approval required prior to the Joint Venture considering approval of the development of the field.

Negotiations on securitizing gas payments under the Gas Sales Agreement are continuing.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 September 2004